FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2006

         Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1.- Material Event regarding the notice of Telefónica CTC Chile's Extraordinary Shareholders' Meeting.

Item 1.

Material Event of Compañía de Telecomunicaciones de Chile S.A.

Compañía de Telecomunicaciones de Chile S.A. announces its Extraordinary Shareholder's Meeting, to be held on April 20, 2006, immediately following the General Annual Shareholder's Meeting, in the Auditorium of Telefónica CTC Chile's Corporate Headquarters, located at Avda. Providencia 111, Santiago de Chile. The objective is to inform and decide on the following subjects:

  Approval of Capital reduction of Ch$40,200,513,570 (equivalent to US$ 76.3 million )

  Approval to modify the Company's commercial name

  Approval to modify the Company's Bylaws, to reflect the approved agreements.

  Approval to adopt the necessary procedures to formalize the agreements reached at the Extraordinary Shareholders' Meeting.

Reported to the Chilean Securities and Exchange Commission on April 3, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer